Exhibit 99.1

-     MOGU Announces First Quarter Fiscal Year 2022 Unaudited Financial Results

- GMV from Live Video Broadcast (“LVB”) for the First Quarter Accounted for 90.8% of total GMV

HANGZHOU, China, August 27, 2021 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the first quarter of fiscal year 2022 ended June 30, 2021.

Mr. Chen Qi, Chairman and Chief Executive Officer of MOGU, commented, “As we continue to make progress on the strategic transformation of Mogu’s Live Video Broadcasting business, the GMV from our Live eCommerce business continues to grow, rising by 14.7% year-over-year and accounting for 90.8% of our total GMV during the quarter. Younger consumers are shaping many new consumption trends in China, one of which is their strong influence on smaller Chinese domestic products and brands. As we look forward, we will focus on establishing new partnerships with more suppliers that closely meet the needs of these new consumption trends, while also empowering more KOLs on our platform through our short video format. By providing more fashionable and high-quality product offerings and services to our users, we will maintain a high user retention rate and ARPU. Simultaneously, we will further develop and utilize the service capabilities for commercial partners that we have built over the years to create a more abundant live video broadcasting eCommerce ecosystem.”

“During the first fiscal quarter of 2022, our total revenues were RMB92.0 million and the loss from operations were RMB98.0 million, compared with RMB132.5 million and negative RMB94.9 million, respectively, for the same period of fiscal year 2021. The overall market environment is increasingly competitive, as we see more aggressive measures being used to acquire new users, driving the user acquisition costs up. Despite this, we continue to stay disciplined and execute on our strategy of investing in and serving our brands and merchants, while diversifying our revenue structure to gain incremental growth. We will also continue to put further effort on optimizing customer acquisition costs and our overall operating efficiency.” added Ms. Qi Feng, Financial Controller.

First Quarter Fiscal Year 2022 Highlights

•

Live Video Broadcast (LVB) business grew stronger, with associated GMV for the first quarter of fiscal year 2022 increasing by 14.7% year-over-year to RMB2,600 million (US$402.7 million1). LVB associated GMV for the first quarter of fiscal year 2022 accounted for 90.8% of our total GMV.

•	Gross Merchandise Value (GMV2) for the first quarter of fiscal year 2022 was RMB2,864 million (US$443.6 million), a decrease of 8.2% year-over-year.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021, which was RMB6.4566 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

1 / 9

First quarter Fiscal Year 2022 Financial Results

Total revenues decreased by 30.6% to RMB92.0 million (US$14.2 million) from RMB132.5 million during the same quarter of fiscal year 2021.

•

Commission revenues decreased by 23.7% to RMB65.1 million (US$10.1 million) from RMB85.3 million in the same period of fiscal year 2021. The decrease was primarily attributable to the lower GMV due to the heightened competitive environment.

•

Marketing services revenues decreased by 64.0% to RMB8.6 million (US$1.3 million) from RMB24.0 million in the same period of fiscal year 2021. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model, which involves more business partners, including LVB hosts and their agencies, who take on a portion of our marketing and promotion functions.

•

Financing solutions revenues decreased by 5.1% to RMB11.3 million (US$1.8 million) from RMB12.0 million in the same period of fiscal year 2021. The decrease was primarily due to the decrease in the service fee of the loan to user.

•	Other revenues decreased by 38.6% to RMB6.9 million (US$1.1 million) from RMB11.2 million in the same period of fiscal year 2021, primarily due to a decrease in technology service.

Cost of revenues decreased by 10.9% to RMB43.5 million (US$6.7 million) from RMB48.8 million in the same period of fiscal year 2021, which was primarily due to a decrease in the IT related expenses.

Sales and marketing expenses decreased by 28.9% to RMB44.0 million (US$6.8 million) from RMB61.9 million in the same period of fiscal year 2021, primarily due to optimized spending on branding activities.

Research and development expenses decreased by 24.8% to RMB21.8 million (US$3.4 million) from RMB29.0 million in the same period of fiscal year 2021, primarily as a result of headcount optimization in the same quarter of fiscal year 2021.

General and administrative expenses decreased by 1.4% to RMB23.2 million (US$3.6 million) from RMB23.5 million in the same period of fiscal year 2021, primarily due to the decrease in the allowance for doubtful receivables.

Amortization of intangible assets decreased by 8.2% to RMB64.7 million (US$10.0 million) from RMB70.5 million in the same period of fiscal year 2021.

Loss from operations was RMB98.0 million (US$15.2 million), compared to loss from operations of RMB94.9 million in the same period of fiscal year 2021.

2 / 9

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB95.5 million (US$14.8 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB88.9 million in the same period of fiscal year 2021.

Adjusted EBITDA3 was negative RMB25.2 million (US$3.9 million), compared to negative RMB17.4 million in the same period of fiscal year 2021.

Adjusted net loss4 was RMB24.3 million (US$3.8 million), compared to adjusted net loss of RMB14.4 million in the same period of fiscal year 2021.

Basic and diluted loss per ADS were RMB1.00 (US$0.15) and RMB1.00 (US$0.15), compared with RMB0.81 and RMB0.81, respectively, in the same period of fiscal year 2021. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB776.3 million (US$120.2 million) as of June 30, 2021, compared with RMB803.1 million as of March 31, 2021.

Subsequent event

In July 2021, Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a consolidated affiliated entity of the Company purchased equity interests in Hangzhou Ruisha Technology Co., Ltd. (“Hangzhou Ruisha”) with a consideration of RMB50 million in cash. MOGU beneficially owns 59.62% equity interests in Hangzhou Ruisha upon the closing of the transactions.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Friday, August 27, 2021 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on September 3, 2021.

[3]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

[4]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

3 / 9

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	5687055

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss/(gain) from investments, net, income tax (benefits)/expenses, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment loss/(gain), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss/(gain) from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 / 9

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

5 / 9

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

6 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of June 30,
	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	542,076	602,347	93,292
Restricted cash	808	808	125
Short-term investments	260,245	173,184	26,823
Inventories, net	240	230	36
Loan receivables, net	99,965	97,566	15,111
Prepayments and other current assets	77,679	65,093	10,082
Amounts due from related parties	6,061	681	105

Total current assets	987,074	939,909	145,574

Non-current assets:
Property, equipment and software, net	10,780	10,375	1,607
Intangible assets, net	426,005	355,150	55,006
Goodwill	186,504	186,504	28,886
Investments	66,382	73,284	11,350
Other non-current assets	163,111	163,618	25,341

Total non-current assets	852,782	788,931	122,190

Total assets	1,839,856	1,728,840	267,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,938	18,574	2,877
Salaries and welfare payable	4,349	9,375	1,452
Advances from customers	77	90	14
Taxes payable	1,558	1,425	221
Amounts due to related parties	6,234	5,704	883
Accruals and other current liabilities	333,127	329,239	50,992

Total current liabilities	365,283	364,407	56,439

Non-current liabilities:
Deferred tax liabilities	17,526	16,366	2,535
Other non-current liabilities	2,151	1,812	281

Total non-current liabilities	19,677	18,178	2,816

Total liabilities	384,960	382,585	59,255

Shareholders’ equity
Ordinary shares	181	181	28
Treasury stock	(126,424)	(134,009)	(20,755)
Statutory reserves	3,331	3,331	516
Additional paid-in capital	9,458,643	9,465,348	1,465,996
Accumulated other comprehensive income	97,145	84,881	13,146
Accumulated deficit	(7,977,980)	(8,073,477)	(1,250,422)

Total MOGU Inc. shareholders’ equity	1,454,896	1,346,255	208,509

Total shareholders’ equity	1,454,896	1,346,255	208,509

Total liabilities and shareholders’ equity	1,839,856	1,728,840	267,764

7 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Commission revenues	85,309	65,107	10,084
Marketing services revenues	23,992	8,647	1,339
Financing solutions revenues	11,950	11,340	1,756
Other revenues	11,204	6,874	1,065

Total revenues	132,455	91,968	14,244
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(48,797)	(43,457)	(6,731)
Sales and marketing expenses	(61,904)	(44,018)	(6,818)
Research and development expenses	(28,998)	(21,801)	(3,377)
General and administrative expenses	(23,527)	(23,208)	(3,594)
Amortization of intangible assets	(70,478)	(64,680)	(10,018)
Other income, net	6,327	7,187	1,113
Loss from operations	(94,922)	(98,009)	(15,181)
Interest income	4,764	3,304	512
Loss from investments, net	—	(1,003)	(155)
Loss before income tax	(90,158)	(95,708)	(14,824)
Income tax benefits	1,247	211	33
Net loss	(88,911)	(95,497)	(14,791)
Net loss attributable to MOGU Inc’s ordinary shareholders	(88,911)	(95,497)	(14,791)
Net loss	(88,911)	(95,497)	(14,791)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(859)	(12,264)	(1,899)
Total comprehensive loss	(89,770)	(107,761)	(16,690)
Net loss attributable to MOGU Inc’s ordinary shareholders	(88,911)	(95,497)	(14,791)
Net loss per share attributable to ordinary shareholders
Basic	(0.03)	(0.04)	(0.01)
Diluted	(0.03)	(0.04)	(0.01)
Net loss per ADS
Basic	(0.81)	(1.00)	(0.15)
Diluted	(0.81)	(1.00)	(0.15)
Weighted average number of shares used in computing net loss per share
Basic	2,728,564,089	2,528,531,290	2,528,531,290
Diluted	2,728,564,089	2,528,531,290	2,528,531,290
Share-based compensation expenses included in:
Cost of revenues	520	621	96
General and administrative expenses	2,925	3,694	572
Sales and marketing expenses	1,330	1,379	214
Research and development expenses	428	1,011	157

	5,203	6,705	1,039

8 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Net cash used in operating activities	(8,599)	(11,391)	(1,764)
Net cash (used in)/provided by investing activities	(14,214)	82,118	12,718
Net cash used in financing activities	(5,536)	(7,585)	(1,175)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(275)	(2,871)	(444)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(28,624)	60,271	9,335
Cash and cash equivalents and restricted cash at beginning of period	857,374	542,884	84,082
Cash and cash equivalents and restricted cash at end of period	828,750	603,155	93,417

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended June 30,
		2020	2021
		RMB	RMB	US$
	Net loss	(88,911)	(95,497)	(14,791)
Add:	Loss from investments, net	—	1,003	155
Less:	Income tax benefits	(1,247)	(211)	(33)
Less:	Interest income	(4,764)	(3,304)	(512)

	Loss from operations	(94,922)	(98,009)	(15,181)

Add:	Share-based compensation expenses	5,203	6,705	1,039
Add:	Amortization of intangible assets	70,478	64,680	10,018
Add:	Depreciation of property and equipment	1,815	1,470	228

	Adjusted EBITDA	(17,426)	(25,154)	(3,896)

	Net loss	(88,911)	(95,497)	(14,791)
Add:	Loss from investments, net	—	1,003	155
Add:	Share-based compensation	5,203	6,705	1,039
Add:	Amortization of intangible assets	70,478	64,680	10,018
Less:	Adjusted for tax effects	(1,161)	(1,161)	(180)

	Adjusted net loss	(14,391)	(24,270)	(3,759)

9 / 9